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BUILDING YOUR RETIREMENT WITH INCOME PROTECTION

≫ Select Retirement

Your Retirement Strategy Simplified



Separately Managed Account 2
Exchange Traded Funds
Separately Managed Account 3
Separately Managed Account 1
Overlay Manager
Mutual Funds
UNIFIED MANAGED ACCOUNT

Note: Not all of the types of investment products shown above are included in all Select UMA accounts.

Select UMA, a unified managed account program at Morgan Stanley Smith Barney, is designed to integrate a variety of investment products and services within a single account structure, providing you with a comprehensive, unified approach to asset allocation, product selection, account administration and performance reporting. An overlay manager coordinates all activity in the account—including portfolio construction and implementation, account rebalancing and other services.

SELECT RETIREMENT: ONE PORTFOLIO, GUARANTEED INCOME*

Most retirement plans are crafted using a customized asset allocation strategy and a diversified portfolio of investments. However, few protect your future income base from market downturns and guarantee lifetime income within the same program.*

Select Retirement offers the option to add a guaranteed retirement income benefit to your unified managed account. Through Select Retirement, you can augment your existing retirement strategy and guarantee that you will have lifetime retirement income—even if the markets fluctuate or consistently decline.

For more information on Select Retirement, speak with your Morgan Stanley Smith Barney Financial Advisor or contact the Morgan Stanley Smith Barney office nearest you.

* All guarantees are subject to the claims-paying ability of the issuing insurance company. Select Retirement does not guarantee the market value of your account. **Please see important disclosures at the end of this brochure.**

A NEW PERSPECTIVE
ON AN OLD CHALLENGE

Protecting your retirement assets for the long term and securing retirement income that lasts as long as you live are two of the greatest challenges you'll face as an investor.

Developed by Consulting Group, the managed money unit of Morgan Stanley Smith Barney, **Select Retirement** is an optional insurance feature that provides you with a guaranteed income stream based on the value of your Morgan Stanley Smith Barney unified managed account.* The guarantee comes from an insurance company, which "wraps" the unified managed account with a supplemental immediate fixed income annuity—more commonly called a hybrid annuity—that provides ongoing income should the account's assets be depleted.

Select Retirement is an innovative, proprietary program and one of the first of its kind in the industry. It allows you to take advantage of market increases while protecting your future income base from market downturns.* Features include:

Guaranteed Retirement Income
Annuities can fill a void in your retirement strategy by providing a stream of retirement income that can last a lifetime. However, it is important to note that annuities don't eliminate inflation, market volatility or unpredictable events.

Unified Managed Account
Select UMA®, Morgan Stanley Smith Barney's unified managed account program, utilizes a disciplined investment process and robust account administration to oversee your portfolio.

Flexibility
The Select Retirement feature can be removed from the account at any time without incurring additional fees.*

Asset Allocation Advice
You may choose from a range of strategic asset allocation models diversified across asset classes and investment styles. The models are developed and maintained by Morgan Stanley Smith Barney.

Investment Advisor Research
The separately managed accounts, mutual funds and exchange-traded funds offered in the program are selected and monitored to meet our in-depth research and evaluation standards.

Liquidity
The assets in your Select UMA account remain your personal property and are available to you in full at any point during the investment process.*

* All guarantees are subject to the claims-paying ability of the issuing insurance company, and are not backed by Morgan Stanley Smith Barney or any affiliates. The issuing insurance company is Nationwide Life Insurance Company. Account values are evaluated once a year on the contract anniversary date. Guaranteed payments will be reduced or eliminated if you withdraw assets from your account before age 55 or withdraw more than the maximum annual amount after age 55. Select Retirement can provide a guaranteed income stream but does not guarantee the market value of your account. Select Retirement is a proprietary program and cannot be transferred to another investment firm. If you terminate your Select UMA account or transfer your account to another firm, the contract will terminate and you will not receive any payments or other benefits under the contract. **Please see important disclosures at the end of this brochure.**

How it Works

Accumulation

Select Retirement is available for a Select UMA account invested in one of several preapproved asset allocation models at Morgan Stanley Smith Barney. The account value at the time the feature is elected establishes the account's beginning Guaranteed Lifetime Withdrawal Base (also known as the benefit base), which acts as a "floor" from which future income is calculated. The benefit base will never decrease due to market performance, even if your account value goes down.* Fees for the feature are based on the current benefit base; presently, the annual fees for the feature are 1% of the benefit base (1.2% if you select spousal continuation).*

The accumulation phase begins when you purchase the Select Retirement feature and ends when you begin to take your annual withdrawals. Every year during this phase, the benefit base is reset to the greater of:

- the portfolio's current value on the contract anniversary date;
- the current benefit base; or
- the original benefit base plus 5% simple interest for every attained contract anniversary.

The chart on the right demonstrates how this process might work for a sample account with no deposits or withdrawals during the accumulation phase.

The Benefit Base and Returns on a Sample Account (1998 - 2008)



The example above is for illustrative purposes only. The sample portfolio consists of 50% in the S&P 500 Index and 50% in the BC Aggregate Bond Index. Please see index definitions on the back of this brochure. Indexes are not available for direct investment. Index returns consist of income and capital appreciation (or depreciation) and do not take into account fees, taxes or other charges. Such fees and charges would reduce performance. Past performance is not indicative of future results.

Source: Morgan Stanley Smith Barney's Consulting Group

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* The maximum annual Select Retirement fee is 1.45% (1.75% if you select spousal continuation). The Select Retirement fee is in addition to the Select UMA fee. The standard annual Select UMA fee is based on the assets in the Select UMA account and consists of the following components: (a) Morgan Stanley Smith Barney fee: up to 2.5%; (b) Overlay Manager Fee: 0.10%; and (c) any Sub-Manager fees: 0.20% to 0.75%. Additional deposits to or withdrawals from the account during the accumulation and withdrawal phases will impact the calculation of both the current and original benefit base. **Please see important disclosures at the end of this brochure.**

Withdrawals and Income

Once you reach 55 years of age, you have the option to begin taking withdrawals from your account up to a specified maximum amount without reducing your benefit base. The annual maximum is equal to a percentage of the benefit base:*

- 4% if you are between 55 and 64, or
- 5% if you are 65 or older.

The annual reset of the benefit base also continues during the withdrawal phase, though it now only resets to the higher of either the current benefit base or the portfolio's value on the anniversary date.

If the account value drops below a minimum threshold (generally $10,000), the income phase of the process begins with your consent to transfer the account's remaining balance to the insurance company. The insurance company then distributes the first of the guaranteed lifetime income payments to you.*

The income payments are:

- distributed on a schedule determined by you;
- equal to 4% or 5% annually (depending on age) of the benefit base when you enter the income phase; and
- guaranteed by the insurance company and paid for the remainder of your life (or your spouse's life if that option is selected).*

It is important to note that, depending on the account size, your life span and market performance, your account may never enter the income phase.

*All guarantees are subject to the claims-paying ability of the issuing insurance company, and are not backed by Morgan Stanley Smith Barney or any affiliates. Guaranteed payments will be reduced or eliminated if you withdraw assets from your account before age 55 or withdraw more than the specified maximum annual amounts after age 55. Guaranteed payments from the insurance company do not begin unless and until your account value falls below the minimum threshold (generally, $10,000). **Please see important disclosures at the end of this brochure (which include information regarding tax treatment of any guaranteed lifetime income payments).**

INCOME FOR YOU AND YOUR SPOUSE

For many couples, the question is not just whether retirement assets can last throughout one person's lifetime, but whether those assets can support the surviving partner in the event of one spouse's death.

To address this concern, Select Retirement offers a Spousal Continuation Option for an additional fee, which allows your surviving spouse to continue to receive payments from the account—during both the withdrawal and income phases— over his or her lifetime. The amount of the payments will not decrease due to one spouse's death.

ABOUT CONSULTING GROUP

Morgan Stanley Smith Barney's Consulting Group, founded in 1973, focuses on investment management consulting and managed money products and services. Our Financial Advisors seek to provide the highest possible level of customized investment advice to a wide range of corporate, institutional and individual clients.

The issuing insurance company for Select Retirement has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for Select Retirement. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and Select Retirement. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternately, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it, or you can visit www.nationwide.com/selectretirement. Select Retirement is sold by prospectus only. This brochure must be preceded or accompanied by the prospectus.

All mutual fund products and exchange-traded funds (ETF) are sold by prospectus, which contains more complete information about the fund. Please contact your Financial Advisor for copies. Please read the prospectus and consider carefully the fund's objectives, risks, charges and expenses before investing. The prospectus contains this and other information about the fund.

All guarantees under the Select Retirement contract are subject to the claims-paying ability of the issuing insurance company, and are not backed by Morgan Stanley Smith Barney or any affiliates. Select Retirement can provide a guaranteed income stream, but does not guarantee the market value of your account. Your account may lose value.

Select Retirement is a proprietary program and cannot be transferred to another financial firm. In order to receive any benefits under the contract, you must maintain your Select UMA account at Morgan Stanley Smith Barney and pay the annual advisory fees and other expenses associated with the Select UMA program. If you terminate your account with Morgan Stanley Smith Barney, transfer your account to another firm, fail to keep the assets in your Select UMA account invested in an Eligible Portfolio or Former Eligible Portfolio (as defined in the prospectus) or fail to comply with all the other requirements of the Select Retirement prospectus, the contract will automatically terminate and you will not receive any payments or other benefits under the contract. You (not Morgan Stanley Smith Barney) are responsible for taking all actions as provided in the Select Retirement prospectus to maintain the Select Retirement portfolio income insurance in effect.

The Select Retirement contract may terminate and you may not receive any guaranteed lifetime income payments under the contract if, for any reason, Morgan Stanley Smith Barney no longer offers the Select UMA program or manages any Eligible Portfolios or Former Eligible Portfolios (as defined in the prospectus) in the Select UMA program.

Guaranteed payments will be reduced or eliminated if you withdraw assets from your account before age 55 or withdraw more than the specifi ed maximum annual amounts after age 55. Guaranteed payments are based on a benefit base that is recalculated once a year on the contract anniversary date. Guaranteed payments from the insurance company do not begin unless and until your account value falls below the minimum threshold (generally, $10,000). If you (and, if you have elected the spousal continuation option, your spouse) die before your account value falls below $10,000, you will have paid the insurance company fees for the life of your Select Retirement contract, but you will receive no payments from the insurance company in return.

During the accumulation and withdrawal phases, you retain possession of your Select UMA account and it is not subject to the claims of the issuing insurance company's creditors. The Select Retirement contract is not a separate account product. This means that the assets supporting the contract are not held in a separate account of the issuing insurance company for the exclusive benefit of contract owners and are not insulated from the claims of the issuing insurance company's creditors. Your guaranteed lifetime income payments will be paid from the issuing insurance company's general account and, therefore, are subject to the issuing insurance company's claims-paying ability.

Morgan Stanley Smith Barney and SBHU Life Agency Inc. are not the guarantors of the Select Retirement product. All guarantees are subject to the claims-paying ability of the issuing insurance company. The issuing insurance company name may differ in certain states and/or jurisdictions.

BC AGGREGATE INDEX*: The US Aggregate Index covers the dollar-denominated investment-gradefixed-rate taxable bond market, including Treasurys, governmen trelated and corporate securities, MBS passthrough securities, asset-backed securities and commercial mortgage-backed securities. These major sectors are subdivided into more specific subindexes that are calculated and published on an ongoing basis. *Formerly named the Lehman Brothers Aggregate Index.

S&P 500 INDEX: Covers 400 industrial, 40 utility, 20 transportation and 40 financial companies of the US Markets (mostly NYSE issues). The index represents about 75% of NYSE market cap and 30% of NYSE issues. It is a capitalization-weighted index calculated on a total return basis with dividends reinvested.

Annuities are long-term investments designed for retirement purposes and are subject to investment risk, including the possible loss of principal.

Insurance products are offered through SBHU Life Agency Inc.

Investing in the markets entails the risk of market volatility. The value of all types of securities may increase or decrease over varying time periods. Diversification does not ensure a profit or protect against a loss. Past performance is not a guarantee of future results.

All opinions included in this brochure constitute the Firm's judgment as of the date of this brochure and are subject to change without notice.

The Select Retirement contract is one of the first of its kind. Because it's innovative, the tax consequences of the contract have not been addressed in published legal authorities.However, the issuing insurance company believes transactions involving investments in your Select UMA account will be treated the same as they would have been in the absence of the Select Retirement contract; however, the issuing insurance company cannot provide any assurance that a court will uphold this interpretation if the Internal Revenue Service challenges this treatment. If your account transitions into the Select Retirement income phase, the issuing insurance company intends to treat the guaranteed lifetime income payments it makes to you as annuity distributions; assuming this tax treatment is correct, guaranteed lifetime income payments would be treated:

- Partly as ordinary income, and
- Partly as the nontaxable return of any after-tax premium paid for the purchase of the contract.

Morgan Stanley Smith Barney LLC, its affiliates, and its employees are not in the business of providing tax or legal advice. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any taxpayer for the purpose of avoiding tax penalties. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

© 2009 Morgan Stanley Smith Barney LLC. Member SIPC. Consulting Group is a business of Morgan Stanley Smith Barney LLC.

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